# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Obsidian Therapeutics, Inc., CIK 0002130606
CUSIP: 67448A106
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1030 Massachusetts Avenue, Cambridge, Massachusetts (MA), 02138
Date of event which requires filing of this statement: 08/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001388325

## Reporting persons
- Novo Holdings A/S: type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); sole voting power 3,123,992; shared voting power 0; sole dispositive power 3,123,992; shared dispositive power 0; aggregate amount beneficially owned 3,123,992 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Obsidian Therapeutics, Inc.
Address of issuer's principal executive offices: 1030 Massachusetts Avenue, Cambridge, MA, 02138.

## Item 2. Person Filing
Name of person filing: Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the "Foundation"), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies, currently comprised of Novo Nordisk A/S and Novozymes A/S (also known as Novonesis A/S), and is responsible for managing the Foundation's assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.
Address of principal business office or, if none, residence:
Tuborg Havnevej 19
2900 Hellerup, Denmark
Citizenship: Denmark

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,123,992
Percent of class: 5.1%
Sole power to vote or to direct the vote: 3,123,992
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,123,992
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Novo Holdings A/S: Barbara Fiorini, Barbara Fiorini, General Counsel, Finance & Operations (08/10/2026)